SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4/A

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                                ENTERACTIVE, INC.
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                                (Name of Issuer)

                                ENTERACTIVE, INC.
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                      (Name of Person(s) Filing Statement)

            Common Stock Purchase Warrant Expiring December 13, 2001
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                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                  Andrew Gyenes
                                Enteractive, Inc.
                        110 West 40th Street, Suite 2100
                            New York, New York 10018
                                 (212) 221-6559

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                November 19, 1997
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     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE


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       Transaction Valuation(1)                        Amount of Filing Fee
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             $1,750,000                                      $350.00
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/  /     Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:     350.00         Filing party:          N/A
                        ----------------                 -----------------------


Form or registration no.: Schedule 13E-4   Date filed:  November 26,1997
                          --------------                ------------------------

--------
(1) Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the book value of the Warrants $.416, multiplied by the number of Warrants that the issuer, Enteractive, Inc. (the "Company") is offering to acquire (4,200,000) Warrants).

         This constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13E-4 filed by the undersigned (the "Schedule 13E-4"). This Amendment No. 1 supplements the Schedule 13E-4 as specifically set forth. All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Schedule 13E-4.

         This Amendment to Schedule 13E-4 is being filed to amend Item 1(b) and
Item 9 so that they read in their entirety as follows:

Item 1.  Security and Issuer.

                  (b) The Company is seeking to acquire all of the 4,200,000 outstanding Common Stock Purchase Warrants expiring on December 13, 2001 (the "Warrants"). The Company is offering to exchange one share of its Common Stock, $.01 par value per share (the "Common Stock"), for 2.8 Warrants properly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the Offering Circular of the Company, dated November 19, 1997 (the "Offering Circular"), and the related Letter of Transmittal (the "Exchange Offer"). In connection with the Exchange Offer and as a condition to the Closing of the Exchange Offer, the Company is requiring that all of the holders of the Company's Class A Convertible Preferred Stock (the "Preferred Stock") agree to modify the terms of the Preferred Stock to delay the date when the Preferred Stock can first be converted into Common Stock of the Company from April 30, 1998 to June 30, 1999 (the "Delayed Conversion Option"). In addition all holders of the Preferred Stock who approve the above-referenced proposal will receive a special monthly interest payment equal to 12% per annum (or 1% per month) of the stated value of the Preferred Stock ($1,250) for the period commencing on April 30, 1998 and ending on the earlier of (i) June 30, 1999 or (ii) the redemption, if any, of the Preferred Stock. Copies of the Offering Circular, a supplement to the Offering Circular and the Letter of Transmittal relating to the Exchange Offer are filed herewith as Exhibits (a)(1), (a)(2) and (a)(3), respectively. Information with respect to the number of Warrants outstanding is set forth in the Offering Circular under "THE EXCHANGE OFFER -- General -- Exchange Offer" and is incorporated herein by reference. Officers, directors and affiliates of the Company that own Warrants may participate in the Exchange Offer on the same basis as all other holders of Warrants. Definitive information with respect to their participation in the Exchange Offer will not be available to the Company until the consummation thereof.

Item 9.  Material to be Filed as Exhibits.

                  (a)(1) Offering Circular dated November 19, 1997.*
                     (2) Supplement to Offering Circular
                     (3) Form of Letter of Transmittal.*
                     (4) Form of Press Release.*
                     (5) Form of letter to  Warrantholders  from the Chairman of the Board and Chief Executive Officer of the Company dated November 19, 1997.


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



                     (6)   1997 Annual Report on Form 10-KSB.*
                     (7) Quarterly Report on Form 10-QSB for the quarter ended August 31, 1997.*


--------------------------
*        Previously filed.

                  (b)-(f)  Not Applicable.


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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ENTERACTIVE, INC.



                                        By: /s/ Andrew Gyenes
                                            ------------------------------
                                            Name:    Andrew Gyenes
                                            Title:   Chairman of the Board

Dated:  December 18, 1997

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